UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported _____ January 20, 2005 _____

_____ THE WASHINGTON POST COMPANY _____
(Exact name of registrant as specified in its charter)

Delaware	1-6714	53-0182885
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1150 15th Street, N.W., Washington, D.C.   20071
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code _____ (202) 334-6000 _____

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01 Entry into a Material Definitive Agreement

    Item 1.01(a) On January 20, 2005, the Board of Directors of the Company approved a series of amendments relating to the administration of The Washington Post Company Incentive Compensation Plan (the "Plan"). In addition, the Plan was amended to increase (i) the maximum amount that can be given as an annual incentive compensation award to a participant in a given year, and (ii) the maximum payout of Performance Units at the end of an Award Cycle to a participant, in each case to $5 million. The Plan was also amended to clarify that the limitation in the Plan on the maximum number of shares of Restricted Stock that can be awarded to any participant must take into account the number of shares of Restricted Stock previously awarded to that participant under all then outstanding unexpired Award Cycles.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

    Item 9.01(c) Exhibits

Exhibit No.	Description
10.1	The Washington Post Company Incentive Compensation Plan as adopted January 20, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


The Washington Post Company
(Registrant)


Date January 20, 2005   _____


/s/ John B. Morse, Jr.
(Signature)
John B. Morse, Jr.
Vice President, Finance


EXHIBIT INDEX

Exhibit No.	Description
Exhibit 10.1	The Washington Post Company Incentive Compensation Plan as adopted January 20, 2005